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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Pacific Energy Partners, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
69422R 10 5
(CUSIP Number)
Thomas R. Denison - First Reserve GP X, Inc., One Lafayette Place,
Greenwich, CT 06830 (203) 625-2520
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 11, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	69422R 10 5

1	NAMES OF REPORTING PERSONS: First Reserve GP X, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-2133571

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,288,455*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,288,455*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,288,455*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

*	The number of Common Units reported as beneficially owned includes 3,216,341 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D) and 1,072,114 Common Units and is based on the calculation described in Item 5.

**	Based on the 31,457,782 Common Units of the Issuer outstanding as of April 30, 2006 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed on May 10, 2006, and the 3,216,341 Subordinated Units reported as beneficially owned by the Reporting Persons.

2

CUSIP No.	69422R 10 5

1	NAMES OF REPORTING PERSONS: First Reserve GP X, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
56-2416968

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,288,455*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,288,455*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,288,455*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*	The number of Common Units reported as beneficially owned includes 3,216,341 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D) and 1,072,114 Common Units and is based on the calculation described in Item 5.

**	Based on the 31,457,782 Common Units of the Issuer outstanding as of April 30, 2006 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed on May 10, 2006, and the 3,216,341 Subordinated Units reported as beneficially owned by the Reporting Persons.

3

CUSIP No.	69422R 10 5

1	NAMES OF REPORTING PERSONS: First Reserve Pacific Holdings AIV, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-2464499

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,288,455*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,288,455*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,288,455*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*	The number of Common Units reported as beneficially owned includes 3,216,341 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D) and 1,072,114 Common Units and is based on the calculation described in Item 5.

**	Based on the 31,457,782 Common Units of the Issuer outstanding as of April 30, 2006 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed on May 10, 2006, and the 3,216,341 Subordinated Units reported as beneficially owned by the Reporting Persons.

4

          This Amendment No. 1 to the statement on Schedule 13D (this “Amendment”) amends the statement originally filed on March 31, 2005 by First Reserve GP X, Inc. (“First Reserve”), First Reserve GP X, L.P. (“GP X, L.P.”), and First Reserve Pacific Holdings AIV, L.P. (“Holdings LP”, and collectively with First Reserve and GP X, L.P., the “Reporting Persons”), and relates to the common units representing limited partners interests (“Common Units”) of Pacific Energy Partners, L.P. (the “Issuer”) into which subordinated units representing limited partners interests of the Issuer (“Subordinated Units”) are convertible pursuant to the terms set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership, as amended. That Schedule 13D is hereby amended as set forth below.
ITEM 2.    IDENTITY AND BACKGROUND.
Item 2 is hereby amended by replacing the first three paragraphs with the following language:
“This Amendment is being filed jointly by the Reporting Persons to report the indirect acquisition by the Reporting Persons of Common Units and of Common Units issuable upon the conversion of Subordinated Units.
First Reserve is the general partner of GP X. GP X is the general partner of Holdings LP. Following the transaction that is the subject of this Amendment, Holdings LP directly owns a 40.94% limited partner interest in LB Pacific, LP (“LB LP”) and a 40.98% membership interest in LB Pacific GP, LLC (“LB LLC”).
The Common Units of the Issuer that are the subject of this Schedule 13D (both in the form of outstanding Common Units and outstanding Subordinated Units convertible into Common Units) are directly owned by LB LP. LB LLC is the sole general partner of LB LP. LB LP is the sole limited partner of Pacific Energy GP, LP, which is the sole general partner of the Issuer. LB LP is also the sole owner of Pacific Energy Management, LLC, which is the sole general partner of Pacific Energy GP, LP.”
The remaining paragraphs of Item 2 are unchanged.
ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Item 3 is hereby amended to add the following paragraph at the end of Item 3:
          “Pursuant to the terms set forth in a Purchase Agreement dated May 11, 2006 (the “Transaction Date”) between Holdings LP and LB I Group, Inc. (“LB I”), Holdings LP purchased from LB I, and LB I sold to Holdings LP, approximately 10.9% of the respective limited partnership interests and membership interests of LB LP and LB LLC (collectively, the “2006 Acquired Interests”) for an aggregate purchase price of $29.25 million. Holdings LP financed the purchase price for the 2006 Acquired Interests through funds contributed by its limited partners, the source of which was capital contributions made to such limited partners by the limited partners and general partner of First Reserve Fund X, L.P. As of the Transaction Date, LB LP owned 2,616,250 Common Units and 7,848,750 Subordinated Units of the Issuer.”
     The remaining paragraphs of Item 3 are unchanged.

ITEM 4.    PURPOSE OF TRANSACTION.
     Item 4 is hereby amended to add the following paragraph at the end of Item 4:
          “Pursuant to the terms set forth in a Purchase Agreement dated May 11, 2006 between Holdings LP and LB I Group, Inc., Holdings LP purchased from LB I, and LB I sold to Holdings LP, approximately 10.9% of the respective limited partnership interests and membership interests of LB LP and LB LLC for an aggregate purchase price of $29.25 million. Following that transaction, Holdings LP directly owns a 40.94% limited partner interest in LB LP and a 40.98% membership interest in LB LLC.”
     The remaining paragraphs of Item 4 are unchanged.
ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
     Item 5 is hereby deleted in its entirety and replaced with the following language:
(a) — (b)           As of the date hereof, the Reporting Persons do not directly own any securities of the Issuer. First Reserve is the general partner of GP X. GP X is the general partner of Holdings LP. Following the transaction that is the subject of this amendment, Holdings LP directly owns a 40.94% limited partner interest in LB LP and a 40.98% membership interest in LB LLC. LB LLC is the sole general partner of LB LP, and owns a 0.1% general partner interest in LB LP. LB LP is the sole limited partner of Pacific Energy GP, LP, which is the sole general partner of the Issuer. LB LP is also the sole owner of Pacific Energy Management, LLC, which is the sole general partner of Pacific Energy GP, LP.
          The Common Units of the Issuer that are the subject of this Schedule 13D, as amended, are directly owned by LB LP and indirectly beneficially owned by LB LLC. As of the Transaction Date and the date hereof, LB LP directly owns 2,616,250 Common Units and also directly owns 7,848,750 Subordinated Units that are convertible into Common Units in the manner described in Item 3. As a result of the ownership structure noted above and as further described in Item 3, the Reporting Persons may each be deemed to possess shared voting and dispositive powers with respect to approximately 40.98% of the Common Units and the Subordinated Units of the Issuer directly held by LB LP. This percentage in the aggregate equates to the Reporting Persons beneficially owning 4,288,455 Common Units, consisting of 1,072,114 Common Units and 3,216,341 Subordinated Units convertible into Common Units. These 4,288,455 Common Units represent approximately 12.4% of the Common Units of the Issuer outstanding as of the date hereof, calculated in accordance with Rule 13d-3(d)(1) based on the 31,457,782 Common Units of the Issuer outstanding as of April 30, 2006 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed on May 10, 2006, and the 3,216,341 Subordinated Units beneficially owned by the Reporting Persons.
(c) Other than the transaction described in Item 4, the Reporting Persons have not effected any transactions in the Common Units or the Subordinated Units during the past sixty days.
(d) To the best knowledge of the Reporting Persons, no person or persons other than the Reporting Persons, the limited partners of Holdings LP, and the limited partners of First Reserve Fund X, L.P. have the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Common Units or the Subordinated Units beneficially owned by the Reporting Persons.

(e) Not applicable.
ITEM 6.    CONTRACTS, ARRANGEMENTS OR UNDERSTANDING WITH RESPECT TO SECURITIES OF THE ISSUER.
     Item 6 is amended to add the following paragraph at the end of Item 6.
Purchase Agreement
Pursuant to the terms set forth in a Purchase Agreement dated May 11, 2006 between Holdings LP and LB I Group, Inc. (the “Purchase Agreement”), Holdings LP purchased from LB I Group, Inc., and LB I Group, Inc. sold to Holdings LP, approximately 10.9% of the respective limited partnership interests and membership interests of LB Pacific, LP and LB Pacific GP, LLC for an aggregate purchase price of $29.25 million. The Purchase Agreement is filed as an exhibit to this Amendment No. 1 to Schedule 13D and is incorporated by reference herein and the description set forth above is qualified in its entirety by reference thereto.
ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1.    Joint Filing Agreement dated March 31, 2005, by and among First Reserve Pacific Holdings AIV, L.P., First Reserve GP X, LP, and First Reserve GP X, Inc. filed as Exhibit 1 to the Schedule 13D filed by the Reporting Persons on March 31, 2005, and incorporated herein by reference as Exhibit 1 to this Amendment No. 1 to Schedule 13D.
Exhibit 2.    Purchase Agreement dated May 11, 2006 between First Reserve Pacific Holdings AIV, L.P. and LB I Group, Inc.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: May 31, 2006.

First Reserve Pacific Holdings AIV, L.P.

By:	First Reserve GP X, L.P., its General Partner
	By:	First Reserve GP X, Inc., its General Partner

	By:	/s/ Thomas R. Denison

		Name:	Thomas R. Denison
		Title:	Managing Director

FIRST RESERVE GP X, L.P.

By:	First Reserve GP X, Inc., its General Partner

	By:	/s/ Thomas R. Denison

		Name:	Thomas R. Denison
		Title:	Managing Director

FIRST RESERVE GP X, INC.

	By:	/s/ Thomas R. Denison

		Name:	Thomas R. Denison
		Title:	Managing Director

EXHIBIT INDEX
Exhibit 2.    Purchase Agreement dated May 11, 2006 between First Reserve Pacific Holdings AIV, L.P. and LB I Group, Inc.